October 7, 2016

BY EDGAR

Sondra Snyder

Staff Accountant

Office of Consumer Products

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	STG Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 30, 2016
File No. 001-36149

Dear Ms. Snyder:

This letter confirms an extension of time for STG Group, Inc. (the “Company”) to respond to the comments in your September 27, 2016 letter. The Company plans to submit its response by October 26, 2016.

If you have any additional questions or require additional information, please do not hesitate to contact me at (703) 691-2480 ext. 1104.

Sincerely,

/s/ Charles L. Cosgrove

Charles L. Cosgrove

11091 Sunset Hills Road | Suite 200 | Reston, Virginia 20190

Phone: 703.691.2480 | Fax: 703.691.3467 | Toll Free: 1.800.861.9430 | www.stg.com